INNATE PHARMA REPORTS FIRST HALF 2022 FINANCIAL RESULTS AND BUSINESS UPDATE

•Monalizumab and IPH5201 developed in collaboration with AstraZeneca advanced into Phase 3 and 2 clinical trials in lung cancer, triggering $55M in milestone payments
•Second preclinical asset based on Sanofi’s proprietary multifunctional CROSSDILES® platform and Innate’s proprietary multi-specific NK cell engager platform, ANKETTM targeting BCMA, selected by Sanofi for IND-enabling studies, with €3M milestone payment
•Cash position of €158.2 million1 as of June 30, 2022, anticipated cash runway into H2 2024
•Conference call to be held today at 2:00 p.m. CEST / 8:00 a.m. EDT

Marseille, France, September 15, 2022, 7:00 AM CEST
Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its consolidated financial results for the six months ended June 30, 2022. The consolidated financial statements are attached to this press release.

“Based on our strong financial position, we continued the momentum in our product pipeline during the second quarter of the year. We are advancing our anti-CD39 blocking monoclonal antibody IPH5201 to a Phase 2 clinical trial in lung cancer with AstraZeneca, and Sanofi selected a second asset for development, targeting BCMA, that benefits from ANKETTM, Innate’s proprietary multi-specific NK cell engager platform and Sanofi’s CROSSDILES® platform. The ANKETTM technology is the engine for development of our robust pipeline of much needed novel solutions to treat cancer.” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “We continue to see progress for monalizumab in the early non-small cell lung cancer setting, with the ongoing PACIFIC-9 Phase 3 study, sponsored by AstraZeneca, and recent Phase 2 data presentations. We look forward to further clinical readouts from the Phase 2 TELLOMAK trial for lacutamab and ANKETTM updates in the second half of the year.”

Webcast and conference call will be held today at 2:00 p.m. CEST (8:00 a.m. ET)
Access to live webcast:
https://event.on24.com/wcc/r/3824660/86089F900A17B3EA55F4BEE49AD268A8

Participants may also join via telephone by registering in advance of the event at
https://registrations.events/direct/ID60133.

Upon registration, participants will be provided with dial-in numbers, a direct event passcode and a unique registrant ID that they may use 10 minutes prior to the event start to access the call.

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com.
A replay of the webcast will be available on the Company website for 90 days following the event.

1 Including short term investments (€20.4 million) and non-current financial instruments (€34.8 million)
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Pipeline highlights:
Lacutamab (anti-KIR3DL2 antibody):

•The Phase 2 TELLOMAK study in Sézary syndrome and mycosis fungoides continues to progress and the Company expects to report preliminary data from both cohorts in the second half of 2022.

•Preliminary results from the TELLOMAK Phase 2 study of lacutamab in patients with advanced mycosis fungoides according to KIR3DL2 expression will be presented at the EORTC-CLTG (European Organisation for Research and Treatment of Cancer - Cutaneous Lymphoma Tumours Group) 2022 meeting in Madrid on Friday 23 September.

•Two clinical trials are underway evaluating lacutamab in patients with KIR3DL2-expressing, relapsed/refractory peripheral T-cell lymphoma (PTCL):
◦Phase 1b trial: a Company-sponsored Phase 1b clinical trial to evaluate lacutamab as a monotherapy in patients with KIR3DL2-expressing relapsed PTCL.
◦Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial: The Lymphoma Study Association (LYSA) investigator-sponsored, randomized trial to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL.

•On the 11 September, at the ESMO (European Society for Medical Oncology) 2022 conference, the Company presented a poster on ongoing lacutamab Phase 1b trial design in monotherapy in PTCL.

ANKET™ (Antibody-based NK cell Engager Therapeutics):

•The Phase 1/2 clinical trial by Sanofi continues, evaluating IPH6101/SAR’579, the first NKp46/CD16-based NK cell engager, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high-risk myelodysplastic syndrome (HR-MDS).

•During the period, Sanofi informed the Company of the decision to progress IPH6401/SAR’514 into investigational new drug (IND)-enabling studies, triggering a €3 million milestone payment. IPH6401/SAR’514 is a BCMA-targeting NK cell engager using Sanofi’s proprietary CROSSODILE® multi-functional platform, which comprises the Cross-Over-Dual-Variable-Domain (CODV) format. It induces a dual targeting of the NK activating receptors, NKp46 and CD16, for an optimized NK cell activation, based on Innate’s ANKETTM proprietary platform. IPH6401/SAR’514 has shown anti-tumor activity and promising drug properties in pre-clinical models. Sanofi will be responsible for all future development, manufacturing and commercialization of IPH6401/SAR’514.

•Innate plan to provide updates on IPH65, the tetra-specific ANKETTM, throughout the year as progress is made toward IND-enabling studies in 2023.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

•On April 29, Innate announced a $50 million milestone payment from AstraZeneca was triggered for dosing the first patient in the Phase 3 clinical trial, PACIFIC-9,
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evaluating durvalumab (anti-PD-L1) in combination with monalizumab or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT).

•Detailed results from the randomized AstraZeneca-sponsored Phase 2 COAST clinical trial, including monalizumab data in combination with durvalumab, were published in the Journal of Clinical Oncology on April 22. The results were initially presented during the ESMO Congress 2021. The results of the interim analysis showed monalizumab in combination with durvalumab improved progression-free survival (PFS) and objective response rate (ORR) compared to durvalumab alone in patients with unresectable, Stage III NSCLC who had not progressed after concurrent CRT. The Journal of Clinical Oncology publication now includes exploratory subgroup analysis.

•On April 11 at the American Association for Cancer Research (AACR) Annual Meeting, there was an oral presentation from the AstraZeneca-sponsored Phase 2 NeoCOAST randomized trial in resectable, early-stage NSCLC. The presentation highlighted improved disease responses with durvalumab in combination with monalizumab, oleclumab or danvatirsen, when compared to durvalumab alone. The follow-up randomized Phase 2 clinical trial, NeoCOAST-2, is enrolling patients with resectable, stage IIA-IIIA NSCLC to receive neoadjuvant durvalumab combined with chemotherapy and either oleclumab or monalizumab, followed by surgery and adjuvant durvalumab plus oleclumab or monalizumab.

•As a post-period event, on August 1, Innate announced that a planned futility interim analysis of the INTERLINK-1 study Phase 3 sponsored by AstraZeneca did not meet a pre-defined threshold for efficacy. The company announced that, based on the result and the recommendation of an Independent Data Monitoring Committee, the study was to be discontinued. There were no new safety findings. AstraZeneca plan to share the data in due course. The INTERLINK-1 study, sponsored by AstraZeneca, evaluated monalizumab in combination with cetuximab vs. cetuximab in patients with recurrent or metastatic squamous cell carcinoma of the head and neck who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors.

•On the 12 September at the ESMO 2022 congress, AstraZeneca presented an oral presentation on the Phase 2 NeoCOAST study assessing the safety and efficacy of neoadjuvant durvalumab in combination with chemotherapy and oleclumab or monalizumab and adjuvant treatment in patients with resectable, early-stage NSCLC.

IPH5201 (anti-CD39), partnered with AstraZeneca:

•On June 3, Innate announced that IPH5201, an anti-CD39 blocking monoclonal antibody developed in collaboration with AstraZeneca, will advance into a Phase 2 clinical trial in lung cancer. Innate received in August 2022 a $5 million milestone payment from AstraZeneca and will be responsible for conducting the study. AstraZeneca and Innate will share study costs and AstraZeneca will supply clinical trial drugs. AstraZeneca conducted a Phase 1 trial in solid tumors with IPH5201 alone or in combination with durvalumab. The data are expected to be presented at an upcoming medical meeting in due course.

IPH5301 (anti-CD73):

•The investigator-sponsored Phase 1 trial of IPH5301 (CHANCES), in collaboration with Institut Paoli-Calmettes is underway. The trial will be conducted in two parts,
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Part 1, the dose escalation, followed by a Part 2 safety expansion study cohort. Part 2 will evaluate IPH5301 in combination with chemotherapy and trastuzumab in HER2+ cancer patients.

Preclinical updates:

•During the period, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". This option agreement was part 2018 multi-term agreement between AstraZeneca and Innate. Innate has now regained full rights to further develop the four preclinical molecules.
Corporate Update:

•On May 03, Innate announced the commencement of an At-The-Market (ATM) program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $75 million American Depositary Shares (“ADS”). Each ADS representing one ordinary share of Innate. As of June 30, 2022, the balance available under our May 2022 sales agreement remains at $75 million.
•Announced on 20 May 2022, as part of the resolutions voted by shareholders, Dr Sally Bennett was appointed as new member of the Supervisory Board. She was appointed as a member of the Audit Committee during the Supervisory Board Meeting of May 20, 2022. On the same day it was announced that Mr Patrick Langlois decided to resign from his mandate of Supervisory Board member of Innate Pharma.
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Financial highlights for the first half of 2022:
The key elements of Innate’s financial position and financial results as of and for the six-month period ended June 30, 2022 are as follows:
•Cash, cash equivalents, short-term investments and financial assets amounting to €158.2 million (€m) as of June 30, 2022 (€159.7m2 as of December 31, 2021).
•Revenue and other income from continuing operations3 amounted to €45.6m in the first half of 2022 (€14.7m in the first half of 2021) and mainly comprise of:
◦Revenue from collaboration and licensing agreements, which mainly resulted from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi and which are recognized on the basis of the percentage of completion of the works performed by the Company under such agreements:
▪(i) Revenue from collaboration and licensing agreements for monalizumab increased by €10.3m to €16.4m in the first half of 2022 (€6.1m in the first half of 2021). This change mainly results from the transaction price increase of €13.4m ($14.0m) triggered by the launch of the “PACIFIC-9” Phase 3 trial on April 28, 2022. This change in the transaction price generated a €12.5 million favorable cumulative adjustment in the revenue related to monalizumab agreements for the first half of 2022, partially offset by effects of the decrease in direct monalizumab research and development costs over the period as compared to the first half of 2021, in connection with the Phase 1 & 2 trials maturity;
▪(ii) Revenue related to IPH5201 for the six months ended June 30, 2022 amounted to €4.8m and results from the entire recognition in revenue of the $5.0m milestone payment received in August 2022 from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study;

▪(iii) During the period, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". This option agreement was part of the 2018 multi-term agreement between AstraZeneca and the Company under which the Company received an upfront payment of $20.0m (€17.4m). Innate has now regained full rights to further develop the four preclinical molecules. Consequently, the entire initial payment of $20.0m, or €17.4m was recognized as revenue as of June 30, 2022.

▪(iv) During the period, the Company was informed of Sanofi's decision to advance IPH6401/SAR'514 into investigational new drug (IND)-enabling studies. As such, Sanofi has selected a second multispecific antibody engaging NK cells as a drug candidate. This selection triggered a €3.0m milestone payment from
2 Cash and cash equivalents included proceeds relating to State-Guaranteed Loans
3 Comparative relating to the six months ended June 30, 2021 have been restated to reflect the impact of the classification of Lumoxiti's activities as discontinued operations in 2021.
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Sanofi to the Company, fully recognized in revenue as of June 30, 2022. This amount was received by the Company on September 9, 2022.
◦Government funding for research expenditures of €4.3m in the first half of 2022 (€6.4m in the first half of 2021).
•Operating expenses from continuing operations are €37.1m in the first half of 2022 (€33.9m in the first half of 2021), of which 67.3% (€25.0m) are related to R&D.
◦R&D expenses from continuing operations increased by €3.7m to €25.0m in the first half of 2022 (€21.2m in the first half of 2021). This change mainly results from (i) a €0.7m increase in direct R&D expenses relating to lacutamab clinical program and to non-clinical programs, notably IPH65, partially offset by the decrease in others clinical programs expenses; (ii) a €1.7m increase in personnel expenses mainly explained by the increase in share-based payments and (iii) the increase in other R&D expenses explained by the provision relating to the payment to be made to Orega Biotech SAS upon receipt of the $5.0m milestone payment from AstraZeneca under the IPH5201 collaboration and agreement following the amendment signed on June 1, 2022.
◦General and administrative (G&A) expenses from continuing operations decreased by €0.5m to €12.1m in the first half of 2022 (€12.6m in the first half of 2021).

•A loss on the Lumoxiti discontinued operations amounting to €0.1m (€6.2m for the first half of 2021). As a reminder, the Company recorded, as of June 30, 2021, a provision for charges relating to the payment of €5.2 million ($6.2 million) to AstraZeneca under the Lumoxiti transition and termination agreement effective as of June 30, 2021. Persuant to the April 2022 underlied agreement, the amount of €5.9 million ($6.2 million) was paid by the Company.
•A net financial loss of €2.1m in the first half of 2022 (net financial gain of €1.7m in the first half of 2021), principally as a result of the decrease in fair value of certain of our financial instruments due to the negative impact of the COVID-19 health crisis as well as the Ukrainian crisis on the financial markets.
•A net income of €6.3m for the first half of 2022 (net loss of €23.7m for the first half of 2021).
The table below summarizes the IFRS consolidated financial statements as of and for the six months ended June 30, 2022, including 2021 comparative information.

Innate Pharma |HY 2022 Financial results | 6

In thousands of euros, except for data per share	June 30, 2022	June 30, 2021 (1)
Revenue and other income	45,589	14,671
Research and development expenses	(24,956)	(21,208)
General and administrative expenses	(12,140)	(12,643)
Operating expenses	(37,096)	(33,851)
Operating income (loss)	8,494	(19,179)
Net financial income (loss)	(2,118)	1,709
Income tax expense	~~—~~	—
Net income (loss) from continuing operations	6,376	(17,470)
Net income (loss) from discontinued operations	(73)	(6,249)
Net income (loss)	6,303	(23,719)
Weighted average number of shares ( in thousands) :	79,754	78,998
- Basic income (loss) per share	0.08	(0.30)
- Diluted income (loss) per share	0.08	(0.30)
-Basic income (loss) per share from continuing operations	0.08	(0.22)
- Diluted income (loss) per share from continuing operations	0.08	(0.22)
-Basic income (loss) per share from discontinued operations	—	(0.08)
- Diluted income (loss) per share from discontinued operations	—	(0.08)
(1)Comparative relating to the six months ended June 30, 2021 have been restated to reflect the impact of the classification of Lumoxiti's activities as discontinued operations in 2021.

	June 30, 2022	December 31, 2021
Cash, cash equivalents and financial assets	158,156	159,714
Total assets	280,430	267,496
Total shareholders’ equity	116,333	107,440
Total financial debt	43,374	44,251
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About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com
Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29
Innate Pharma |HY 2022 Financial results | 8

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors	Media Relations
Innate Pharma	NewCap
Henry Wheeler	Arthur Rouille
Tel.: +33 (0)4 84 90 32 88	Tel. : +33 (0)1 44 71 00 15
Henry.Wheeler@innate-pharma.fr	innate@newcap.eu
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Summary of Interim Condensed Consolidated Financial Statements and Notes as of JUNE 30, 2022

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Interim Condensed Consolidated Statements of Financial Position
(in thousand euros)

	June 30, 2022	December 31, 2021
Assets

Current assets
Cash and cash equivalents	102,949	103,756
Short-term investments	20,401	16,080
Trade receivables and others	48,447	18,420
Total current assets	171,797	138,256

Non-current assets
Intangible assets	43,260	44,192
Property and equipment	9,556	10,174
Non-current financial assets	34,806	39,878
Other non-current assets	149	148
Trade receivables and others - non-current	13,084	29,821
Deferred tax asset	7,778	5,028
Total non-current assets	108,633	129,241

Total assets	280,430	267,496
Liabilities

Current liabilities
Trade payables and others	18,667	28,573
Collaboration liabilities – current portion	14,167	7,418
Financial liabilities – current portion	30,851	30,748
Deferred revenue – current portion	9,094	12,500
Provisions - current portion	782	647
Total current liabilities	73,561	79,886

Non-current liabilities
Collaboration liabilities – non-current portion	58,954	32,997
Financial liabilities – non-current portion	12,523	13,503
Defined benefit obligations	2,696	2,975
Deferred revenue – non-current portion	8,333	25,413
Provisions - non-current portion	253	253
Deferred tax liabilities	7,778	5,028
Total non-current liabilities	90,537	80,169

Shareholders’ equity
Share capital	3,988	3,978
Share premium	377,998	375,220
Retained earnings	(272,241)	(219,404)
Other reserves	284	456
Net income (loss)	6,303	(52,809)
Total shareholders’ equity	116,333	107,440

Total liabilities and shareholders’ equity	280,430	267,496
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Interim Condensed Consolidated Statements of Income (loss) (in thousand euros)

	June 30, 2022	June 30, 2021 (1)

Revenue from collaboration and licensing agreements	41,271	8,304
Government financing for research expenditures	4,319	6,368

Revenue and other income	45,589	14,671

Research and development expenses	(24,956)	(21,208)
General and administrative expenses	(12,140)	(12,643)

Operating expenses	(37,096)	(33,851)

Net income / (loss) distribution agreements	—	—

Operating income (loss)	8,494	(19,179)

Financial income	4,048	3,490
Financial expenses	(6,166)	(1,781)

Net financial income (loss)	(2,118)	1,709

Net income (loss) before tax	6,376	(17,470)

Income tax expense	—	—

Net income (loss) from continuing operations	6,376	(17,470)

Net income (loss) from discontinued operations	(73)	(6,249)

Net income (loss)	6,303	(23,719)

Weighted average number of shares : (in thousands)	79,754	78,998
- Basic income (loss) per share	0.08	(0.30)
- Diluted income (loss) per share	0.08	(0.30)
-Basic income (loss) per share from continuing operations	0.08	(0.22)
- Diluted income (loss) per share from continuing operations	0.08	(0.22)
-Basic income (loss) per share from discontinued operations	—	(0.08)
- Diluted income (loss) per share from discontinued operations	—	(0.08)

(1)Comparative relating to the six months ended June 30, 2021 have been restated to reflect the impact of the classification of Lumoxiti's activities as discontinued operations in 2021.
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Interim Condensed Consolidated Statements of Cash Flow
(in thousand euros)

	June 30, 2022	June 30, 2021
Net income (loss)	6,303	(23,719)
Depreciation and amortization, net	2,030	2,168
Employee benefits costs	192	268
Change in provision for charges	134	4,952
Share-based compensation expense	2,596	853
Change in valuation allowance on financial assets	2,255	(1,031)
Gains (losses) on financial assets	(1,333)	(443)
Change in valuation allowance on financial instruments	(100)	(170)
Gains on assets and other financial assets	(25)	(86)
Interest paid	194	160
Other profit or loss items with no cash effect	(52)	(1,476)
Operating cash flow before change in working capital	12,194	(18,524)
Change in working capital	(10,976)	(12,638)
Net cash generated from / (used in) operating activities:	1,218	(31,162)
Acquisition of intangible assets, net	—	(33)
Acquisition of property and equipment, net	(420)	(240)
Purchase of non-current financial instruments	—	—
Disposal of property and equipment	—	2
Purchase of other assets	(1)	(63)
Interest received on financial assets	25	86
Net cash generated from / (used in) investing activities:	(395)	(247)
Proceeds from the exercise / subscription of equity instruments	192	61
Repayment of borrowings	(958)	(1,127)
Net interest paid	(194)	(160)
Net cash generated / (used in) from financing activities:	(960)	(1,226)
Effect of the exchange rate changes	(670)	(178)
Net increase / (decrease) in cash and cash equivalents:	(807)	(32,812)
Cash and cash equivalents at the beginning of the year:	103,756	136,792
Cash and cash equivalents at the end of the six-months period:	102,949	103,980

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Revenue and other income
The following table summarizes operating revenue for the periods under review:

In thousands of euros	June 30, 2022	June 30, 2021 (1)
Revenue from collaboration and licensing agreements	41,271	8,304
Government funding for research expenditures	4,319	6,368
Revenue and other income	45,589	14,671
(1)Comparative relating to the six months ended June 30, 2021 have been restated to reflect the impact of the classification of Lumoxiti's activities as discontinued operations in 2021.
Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements increased by €33.0 million, to €41.3 million for the six months ended June 30, 2022, as compared to revenues from collaboration and licensing agreements of €8.3 million for the six months ended June 30, 2021. These revenues mainly result from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi and which are recognized on the basis of the percentage of completion of the works performed by the Company under such agreements.
The evolution for the first half of 2022 is mainly due to:
•A €10.3 million increase in revenue related to monalizumab, to €16.4 million for the six months ended June 30, 2022, as compared to €6.1 million for the six months ended June 30, 2021. This change mainly results from the transaction price increase of €13.4 million ($14.0 million) triggered by the launch of the “PACIFIC-9” Phase 3 trial on April 28, 2022. This change in the transaction price generated a €12.5 million favorable cumulative adjustment in the revenue related to monalizumab agreements for the first half of 2022, partially offset by effects of the decrease in direct monalizumab research and development costs over the period as compared to the first half of 2021, in connection with the Phase 1 & 2 trials maturity. As of June 30, 2022, the deferred revenue related to monalizumab was €17.3 million (€9.0 million as “Deferred revenue—Current portion” and €8.3 million as “Deferred revenue—Non-current portion).
•A €4.8 million increase in revenue related to IPH5201 for the six months ended June 30, 2022 amounted to and results from the entire recognition in revenue of the $5.0 million milestone payment received from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial.
•During the period, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". This option agreement was part of the 2018 multi-term agreement between AstraZeneca and the Company under which the Company received an upfront payment of $20.0m (€17.4m). Innate has now regained full rights to further develop the four preclinical molecules. Consequently, the entire initial payment of $20.0m, or €17.4 million was recognized as revenue as of June 30, 2022.
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•A €1.2 million decrease in revenue from invoicing of research and development costs. Pursuant to our agreements with AstraZeneca, clinical costs for the ongoing Phase 1 trial of avdoralimab and external research and development costs related to IPH5201 are equally shared between Innate Pharma and AstraZeneca, resulting in periodic settlement invoices.These costs are invoiced back on a quarterly basis. This change is mainly explained by the decrease in research and development costs incurred by the Company under these agreements.
•A €2.0 million increase in revenue from collaboration and research license agreements with Sanofi, to €3.0 million for the six months ended June 30, 2022, as compared to €1.0 million for the six months ended June 30, 2021. During the period, the Company was informed of Sanofi's decision to advance IPH6401/SAR'514 into investigational new drug (IND)-enabling studies. As such, Sanofi has selected a second multispecific antibody engaging NK cells as a drug candidate. This selection triggered a €3.0 million milestone payment from Sanofi to the Company, fully recognized in revenue as of June 30, 2022. This amount was received by the Company on September 9, 2022.

Government funding for research expenditures
Government financing for research expenditures decreased by €2.0 million, or 32.2%, to €4.3 million for the six months ended June 30, 2022 as compared to €6.4 million the six months ended June 30, 2021. This change is primarily a result of a decrease in the research tax credit (CIR) of €0.7 million, which is mainly due to (i) a decrease in eligible subcontracting costs included in research tax credit calculation, in connection with the end of the doubling of public subcontracting expenses eligible for the CIR since January 1, 2022, but also to the decrease in private R&D subcontracting over the period due to the maturity of clinical trials. In addition, this decrease is also explained by the deduction from the CIR calculation base of the remaining financing received over the period relating to FORCE (FOR COVID-19 Elimination) trial ; (ii) in addition, there is a €1.4 million decrease in grants in connection with the recording in revenue in the first half of 2021 of the first tranche of the repayable advance paid to the Company and linked to the BPI financing contract signed in August 2020. This payment was received by the Company at contract signing. This financing contract was set up as part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19. As of June 30, 2021, this financing was considered by the Company to be non-refundable , in accordance with the terms of the agreement, in light of the technical and commercial failure of the project based on the results of the Phase 2 "Force" trial evaluating avdoralimab in COVID-19, published on July 6, 2021.
The Company is again eligible to the SME status under European Union criteria since December 31, 2021. Consecutively, the Company is eligible for the early repayment by French treasury of the 2021 research tax credit during the fiscal year 2022.
Operating expenses
The table below presents our operating expenses from continuing operations for the six months periods ended June 30, 2022 and 2021:

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In thousands of euros	June 30, 2022	June 30, 2021 (1)
Research and development expenses	(24,956)	(21,208)
General and administrative expenses	(12,140)	(12,643)
Operating expenses	(37,096)	(33,851)
(1)Comparative relating to the six months ended June 30, 2021 have been restated to reflect the impact of the classification of Lumoxiti's activities as discontinued operations in 2021.
Research and development expenses
Research and development (“R&D”) expenses from continuing operations increased by €3.7 million, or 17.7%, to €25.0 million for the six months ended June 30, 2022, as compared to €21.2 million for the six months ended June 30, 2021, representing a total of 67.3% and 62.7% of the total operating expenses, respectively. R&D expenses include direct R&D expenses (subcontracting costs and consumables), depreciation and amortization, and personnel expenses.
Direct R&D expenses increased by €0.7 million, or 5.9%, to €12.4 million for the six months ended June 30, 2022, as compared to €11.7 million for the six months ended June 30, 2021. This increase is mainly explained by (i) an increase of 1.7 million euros in expenses relating to the lacutamab program as well as (ii) an increase of 1.4 million euros in expenses relating to the IPH65 preclinical program partially offset by (iii) the decrease expenses related to the avdoralimab and monalizumab programs for respectively 1.8 million euros and 0.7 million euros. These decreases follow (i) the decision taken by the Company at the end of the first half of 2020 to stop recruitment in trials evaluating avdoralimab in oncology and (ii) the maturity of phase I/II clinical trials entering the scope of the collaboration with AstraZeneca regarding monalizumab.
Also, as of June 30, 2022, the collaboration liabilities relating to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020 amounted to €73.1 million, as compared to collaborations liabilities to €40.4 million as of December 31, 2021. This increase of €32.7 million mainly results from (i) the increase in the collaboration commitment for an amount of €34.3 million ($36.0 million USD) in connection with the launch of the PACIFIC-9 Phase 3 trial by AstraZeneca on April 28, 2022, and (ii) the increase in the collaboration commitment in the amount of €3.7 million in connection with the observed exchange rate fluctuations over the period for the euro-dollar parity, partially offset by (iii) net reimbursements of €5.0 million made in the first half of 2022 to AstraZeneca relating to the co-financing of the monalizumab program, mainly including the Phase 3 INTERLINK-1 trial launched in October 2020.

Personnel and other expenses allocated to R&D increased by €3.1 million, or 32.1%, to €12.6 million for the six months ended June 30, 2022, as compared to an amount of €9.5 million for the six months ended June 30, 2021. This increase is mainly due to (i) the increase of €1.7 million in personnel expenses allocated to research and development, of which €1.1 million related to share-based payments (implementation of an employee savings plan remunerated in free shares in particular) and (ii) the increase of €1.6 million in other expenses allocated to research and development in particular in connection with (a) the provision for charges in the amount of €0.6 million expensed in respect of the payment to be issued to the Company Orega Biotech SAS upon receipt of the milestone payment of $5.0m from AstraZeneca, following the signature on June 1, 2022 of an amendment to the initial IPH5201 contract signed in October 2018 and (b) the increase of €0.6 million in non-scientific fees allocated to research and development in view of an increase in the use of external service providers in the first half of 2022.

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General and administrative expenses
General and administrative expenses from continuing activities decreased by €0.5 million, or 4.0%, to €12.1 million for the six months ended June 30, 2022, as compared to general and administrative expenses of €12.6 million for the six months ended June 30, 2021. Selling, general and administrative expenses represented a total of 32.7% and 37.3% of the total operating expenses for the six months ended June 30, 2022 and 2021, respectively.
Personnel expense includes the compensation paid to our employees, and increased by €0.6 million, to €5.8 million for the six months ended June 30, 2022, as compared to €5.2 million for six months ended June 30, 2021. This increase of €0.6 million is mainly due to the increase in share-based payments, in particular in connection with the implementation of an employee savings plan paid in bonus shares.
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, taxation and legal fees as well as consulting fees in relation to business strategy and operations and hiring services. Non-scientific advisory and consulting expenses decreased by €0.3 million, or 10.4%, to €2.2 million for the six months ended June 30, 2022 as compared to €2.5 million for the six months ended June 30, 2021. This decrease is mainly due to the decrease in fees in connection with (i) the services of lawyers relating to the arbitration procedure between the Company and Orega Biotech concerning the joint ownership of certain patents relating to IPH5201, settled at the end of 2021 and (ii) the services provided in 2021 as part of support for the application of internal control standards in connection with the Sarbanes-Oxley Act following the Nasdaq listing of the Company in October 2019.
The fall in other expenses of €0.8m mainly results from non recurring provisions for liabilities and charges booked in the 1st half of 2021 reversed in 1st half of 2022.

Financial income (loss), net
We recognized a net financial loss of €2.1 million in the six months ended June 30, 2022 as compared to a net financial gain of €1.7 million in the six months ended June 30, 2021. This variance mainly results from the variance in fair value of our financial instruments (net gain of €1.0 million as compared to a net loss of €2.3 million for the six months ended June 30, 2021 and 2022, respectively). The decline in the fair value of our financial instruments observed in the first half of 2022 results from the impact of the COVID-19 health crisis as well as the Ukrainian crisis on the financial markets.

Net loss fron discontinued operations
As a reminder, further to the decision to terminate the Lumoxiti Agreement and termination notice sent in December 2020, a Termination and Transition Agreement was discussed and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring of the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. Consecutively, the activities related to Lumoxiti are presented as a discontinued operation as of October 1, 2021 (and for all subsequent and prior period).
As a consequence, net loss from discontinued operations relating to Lumoxiti for the six months ended June 30 2022, decreased by €6.2m as compared to net loss from discontinued operations for the six months ended June 30, 2021. Net loss for the six months ended June 30, 2021 mainly resulted from the Settlement Amount of $6.2m
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(€5.2m as of June 30, 2021) to be paid to AstraZeneca on April 30, 2022, as part of the Termination and Transition agreement.

Balance sheet items
Cash, cash equivalents, short-term investments and non-current financial assets amounted to €158.2 million as of June 30, 2022, as compared to €159.7 million as of December 31, 2021. Net cash as of June 30, 2022 amounted to €92.5 million (€89.1 million as of December 31, 2021). Net cash is equal to cash, cash equivalents and short-term investments less current financial liabilities.
The other key balance sheet items as of June 30, 2022 are:
•Deferred revenue of €17.4 million (including €8.3 million booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities of €73.1 million (including €59.0 million booked as ‘Collaboration liabilities - non-current portion’) relating to the remainder of the initial payment received from AstraZeneca not yet recognized as revenue or used as part of the co-financing of the monalizumab program with AstraZeneca;
•Receivables from the French government amounting to €44.4 million in relation to the research tax credit for 2019 to 2021 and the six-month period ended June 30, 2022;
•Intangible assets for a net book value of €43.3 million, mainly corresponding to the rights and licenses relating to the acquisition of the monalizumab and avdoralimab;
•Shareholders’ equity of €116.3 million, including the net income of the period of €6.3 million;

Cash-flow items
As of June 30, 2022, cash and cash equivalents amounted to €102.9 million, compared to €103.8 million as of December 31, 2021, corresponding in a decrease of €0.8 million.
The net cash flow used during the period under review mainly results from the following:
•Net cash flow used by operations of €1.2 million for the six months ended June 30, 2022 as compared to net cash flows used by operations of €31.2 million for the six months ended June 30, 2021. This increase mainly results from the collection of €47.7 million, in June 2022, following the treatment of the first patient in the second Phase 3 clinical trial evaluating monalizumab, “PACIFIC-9”. This increase is partially offset by the €5.9 million payment to AstraZeneca on April 20, 2022 persuant to the Lumoxiti termination and transition agreement. As a reminder, net cash flow used in operating activities for the first half of 2021 included €8.0 million of proceeds from Sanofi in January and February 2021, under the IPH6101/SAR443579 agreement signed in 2016. Restated for these transactions, net cash flow used in operating activities for the first half of 2022 increases by €1.4 million as compared to the first half of 2021. This change results from the increase of the outflows in relation with the Company’s operating activities, notably the net collaboration liabilities outflows related to the monalizumab collaboration agreement. Net cash flow consumed by
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operating activities in connection with the Lumoxiti discontinued operation amounted to €5.5 million for the first half of 2022, as compared to €4.4 million for the first half of 2021. The amount consumed for the first half of 2022 relates to the payment of €5.5 million ($6.2 million) made to AstraZeneca in April 2022 in accordance with the Lumoxiti termination and transition agreement effective as of June 30, 2021.
•Net cash flow used in investing activities of €0.4 million, as compared to €0.2 million for the first half of 2021. The Company has not made any investments in tangible, intangible or significant financial assets during the first half of 2022 and 2021. Net cash flows consumed by investing activities in connection with the Lumoxiti discontinued operation were nil for the first half of 2022 and 2021, respectively.
•Net cash flows used in financing activities for the six months ended June 30, 2022, are stable as compared to the six months ended June 30, 2021. These consumptions are mainly related to repayments of financial liabilities. Net cash flows consumed by financing activities in connection with the Lumoxiti discontinued operation were nil for the first half of 2022 and 2021, respectively.

Post period events
On August 1, 2022, the Company announced that the combination of monalizumab and cetuximab did not reach the pre-specified efficacy threshold in the protocol-planned interim futility analysis of the Phase 3 INTERLINK-1 clinical study conducted by AstraZeneca. AstraZaneca has thus informed the Company that the study will be discontinued. Consequently, the Company is not eligible for the additional payment of $50.0 million as provided for in the amendment signed in September 2020 relating to the monzalizumab collaboration and license agreement entered into with AstraZeneca in 2015. All other development and commercial milestone payments related to the agreement remain unchanged.

In August 2022, the Company communicated to Société Générale and BNP Paribas its desire to use the capital repayment extension options of the two State-Guaranteed Loans (“PGE”) contracted in December 2021. As a reminder, the Company had obtained non-dilutive financing of 28.7 million in the form of two PGEs from Société Générale (20.0 million euros) and BNP Paribas (8.7 million euros) with a maturity initial of one year with an option to extend up to five years. Discussions are currently underway with Société Générale and BNP Paribas regarding the conditions for extending repayment and the effective interest rate of loans. At the date of this report, the Company has obtained agreements in principle from Société Générale and BNP Paribas concerning financing rates after extension option of 1.56% and 0.95% respectively, excluding insurance and guarantee premium with an excess for the whole of 2023.
Nota
The interim consolidated financial statements for the six-month period ended June 30, 2022 have been subject to a limited review by our Statutory Auditors and were approved by the Executive Board of the Company on September 14, 2022. They were reviewed by the Supervisory Board of the Company on September 14, 2022. They will not be submitted for approval to the general meeting of shareholders.

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Risk factors
Risk factors identified by the Company are presented in section 3 of the universal registration document (“Document d’Enregistrement Universel”) submitted to the French stock-market regulator, the “Autorité des Marchés Financiers”, on April 4, 2022 (AMF number D.22-0234). The main risks and uncertainties the Company may face in the six remaining months of the year are the same as the ones presented in the universal registration document available on the internet website of the Company.
Furthermore, the conflict triggered by Russia's invasion of Ukraine on February 24, 2022 had no significant direct or indirect consequences on the Company's interim consolidated financial statements for the first half of 2022. An update of that risk is presented in note G) of the half-year management review as of June 30, 2022. The risks that are likely to arise during the remaining six months of the current financial year could also occur during subsequent years.

Related party transactions:
Transactions with related parties during the periods under review are disclosed in Note 19 to the interim condensed consolidated financial statements for the period ended June 30, 2022 prepared in accordance with IAS 34.
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